Exhibit 99.(a)(5)(E)

Dassault Systèmes Announces Extension of Tender Offer for All Outstanding Shares of Exa Corporation

VELIZY-VILLACOUBLAY, France — November 10, 2017 — Dassault Systèmes (Euronext Paris: #13065, DSY.PA) today announces that its wholly owned subsidiaries, Dassault Systemes Simulia Corp. (“Parent”) and 3DS Acquisition 3 Corp. (“Purchaser”), have extended the expiration date of the previously announced cash tender offer to purchase all of the issued and outstanding shares of common stock of Exa Corporation (NASDAQ: EXA) (“Exa”) to 12:00 midnight (the end of the day), New York City time, on November 16, 2017, unless further extended.  The extension allows for the expiration of the four (4)-week statutory waiting period contemplated by Sections 11(1) or 11(1a) of the Austrian Cartel Act (Kartellgesetz) in Austria, which is scheduled to expire no later than midnight (the end of the day) Central European Time on Thursday, November 16, 2017.  The tender offer was previously scheduled to expire at 5:00 P.M., New York City time, on November 9, 2017.  Parent and Purchaser expect the tender offer will be consummated promptly following the expiration date (as extended hereby), subject to the satisfaction of the remaining closing conditions.

The depositary and paying agent for the tender offer has advised Purchaser that, as of 5:00 P.M., New York City time, on November 9, 2017, 10,900,791 shares of common stock of Exa were tendered pursuant to the tender offer, representing approximately 62% of the issued and outstanding shares of common stock of Exa on a fully-diluted basis (as determined pursuant to the merger agreement).  In addition, the depositary has received commitments to tender approximately 81,097 shares of common stock of Exa in accordance with the guaranteed delivery procedures, which, when combined with the shares tendered and not properly withdrawn from the tender offer equal approximately 63% of the issued and outstanding shares of common stock of Exa on a fully-diluted basis.  Stockholders who have already tendered their shares of common stock of Exa into the tender offer do not have to re-tender their shares or take any other action as a result of the extension of the expiration date of the tender offer.

In addition, on October 24, 2017, the U.S. Federal Trade Commission granted early termination of the waiting period required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and, on November 9, 2017, the German Federal Cartel Office (the “FCO”) issued a clearance decision under the German Act against Restraints of Competition, both in connection with Purchaser’s cash tender offer to purchase all of the issued and outstanding shares of common stock of Exa.  The portions of the regulatory approval condition to the tender offer relating to (i) the expiration or termination of the waiting period under the HSR Act and (ii) approval by the FCO have thus been satisfied (but not the portions of such condition relating to the requisite approval in Austria).

The completion of the tender offer is further conditioned upon the tender by Exa stockholders of at least one share more than 50% of the outstanding and issued shares of Exa (calculated on a fully-diluted basis (as determined pursuant to the merger agreement)), as well as other important conditions specified in the Schedule TO filed by Dassault Systèmes with the Securities and Exchange Commission (the “SEC”) on October 12, 2017.

For more information, visit www.3ds.com/investors/exa-tender-offer

Important Notices

This communication is for informational purposes only and is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell securities.  On October 12, 2017, Dassault Systèmes filed with the SEC a tender offer statement on Schedule TO regarding the tender offer described in this communication.  Holders of shares of common stock of Exa are urged to read the tender offer statement (as it may be updated and amended from time to time) filed by Dassault Systèmes because it contains important information that holders of shares of common stock of Exa should consider before making any decision regarding tendering their shares.  The tender offer statement and other documents filed by Dassault Systèmes and Exa with the SEC are available for free at the SEC’s website at www.sec.gov.

This release is not intended for distribution to, or use by, any person or entity in any jurisdiction or country where such distribution or use would be contrary to local law or regulation.  This release has been prepared by Dassault Systèmes.  No representation or warranty (express or implied) of any nature is given, nor is any responsibility or liability of any kind accepted, with respect to the truthfulness, completeness or accuracy of any information, projection, statement or omission in this release.  This release does not constitute, nor does it form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or any issuance, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of any securities.  This release does not constitute investment, legal, tax, accountancy or other advice or a recommendation with respect to such securities, nor does it constitute the solicitation of any vote or approval in any jurisdiction.  There shall not be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the applicable securities laws of any such jurisdiction (or under exemption from such requirements).

The Depositary and Paying Agent for the tender offer is Computershare Trust Company, N.A.  For all questions relating to the tender offer, please call the Information Agent, Alliance Advisors, LLC at +1 (973) 873-7780 (collect) or (888) 991-1293 (toll-free).

About Dassault Systèmes

Dassault Systèmes, the 3DEXPERIENCE Company, provides business and people with virtual universes to imagine sustainable innovations.  Its world-leading solutions transform the way products are designed, produced, and supported.  Dassault Systèmes’ collaborative solutions foster social innovation, expanding possibilities for the virtual world to improve the real world.  The group brings value to over 220,000 customers of all sizes, in all industries, in more than 140 countries.  For more information, visit www.3ds.com.

3DEXPERIENCE, the Compass logo and the 3DS logo, CATIA, SOLIDWORKS, ENOVIA, DELMIA, SIMULIA, GEOVIA, EXALEAD, 3D VIA, BIOVIA, NETVIBES and 3DEXCITE are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Dassault Systèmes Investor Relations Contacts

Corporate	F-J BORDONADO/ B. MARTINEZ	3DS.Exa-TenderOffer@3ds.com
North America	Michele KATZ

Dassault Systèmes Press Contacts

Corporate / France	Arnaud MALHERBE	arnaud.malherbe@3ds.com
North America	Suzanne MORAN	suzanne.moran@3ds.com